Exhibit 24
Confirming Statement
This Statement confirms that Jonathan A. Leff, MD has authorized and designated James Cartoni, Doug Rein and Karen Johanson to execute and file on behalf of Dr. Leff all Forms 3, 4 and 5 (including any amendments thereto) that Dr. Leff may be required to file with the U.S. Securities and Exchange Commission as a result of his ownership of or transactions in securities of Halozyme Therapeutics, Inc. The authorities of James Cartoni, Doug Rein and Karen Johanson under this Statement shall continue until Dr. Leff is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in securities of Halozyme Therapeutics, Inc., unless earlier revoked in writing.
Dr. Leff acknowledges that James Cartoni, Doug Rein and
Karen Johanson are not assuming any of responsibilities of Dr. Leff to comply with Section 16 of the Securities Exchange Act of 1934.